Exhibit 12.1

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

($ In Thousands)

	Year ended December 31,					Nine months ended
	2004	2003	2002	2001	2000	September 30, 2005
Fixed charges:
Capitalized interest	$31,778	$4,799	$—	$45,211	$39,052	$18,602
Interest expensed	85,757	110,349	63,573	18,131	—	71,234
Portion of rent expense representative of interest (1)	5,936	7,517	6,646	7,575	2,027	5,027
Preferred dividend requirements	8,802	17,569	20,859	23,153	149,465	6,448

Total fixed charges	$132,273	$140,234	$91,078	$94,070	$190,544	$101,311

Earnings:
Loss before income taxes	(615,051)	(584,535)	(495,012)	(284,379)	(51,873)	(396,653)
Fixed charges, less capitalized interest and preferred dividends	91,693	117,866	70,219	25,706	2,027	76,261
Depreciation and write-off of capitalized interest	11,058	11,058	9,136	6,888	—	9,666

Earnings (loss) adjusted for fixed charges	$(512,300)	$(455,611)	$(415,657)	$(251,785)	$(49,846)	$(310,726)

Ratio of earnings (loss) to combined fixed charges	—	—	—	—	—	—

Deficiency in earnings to cover fixed charges	$644,573	$595,845	$506,735	$345,855	$240,390	$412,037

(1)	One-third of rent expense is deemed to be representative of interest.